Jonathan R. Zimmerman Partner jon.zimmerman@FaegreBD.com Direct +1 612 766 8419	Faegre Baker Daniels LLP 2200 Wells Fargo Center Ú 90 South Seventh Street Minneapolis Ú Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

By EDGAR and Federal Express

April 23, 2015

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CoLucid Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-203100)

Dear Mr. Riedler:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Jeffrey P. Riedler, dated April 21, 2015 (the “Comment Letter”), to Amendment Nos. 1 and 2 to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission on April 10, 2015 and April 20, 2015 and the Response Letter dated April 17, 2015. We have enclosed for your reference two courtesy copies of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) in a version marked to show changes from the Amendment No. 2 to the Registration Statement.

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Amendment No. 3.

Financial Statements

Note 6: Distribution and Supply Agreement, page F-21

1.	With regard to prior comment 3, your response did not address whether the $1.5 million payment is advance payment for supply of lasmiditan for commercial sale and clinical trials. Please advise. Also, expand on response number 23 in your letter dated March 30, 2015 to clarify the mechanics of the offset referred to in this statement “The initial and milestone payments under the distribution and supply agreement are upfront payments that will offset future contractual payments from Ildong.” If the $1.5 million payment received and future milestones are creditable against amounts due from Ildong, revise the disclosure to so indicate. Tell us if you have supplied any product to Ildong to date and how you accounted for the product supplied.

Jeffrey P. Riedler

April 23, 2015

Company Response: The $1.5 million upfront payment from Ildong is not an advance payment for the supply of lasmiditan; rather, this payment represents a fee for the rights to distribute lasmiditan in certain countries as well as the Company’s agreement to provide product to Ildong in the future for a reduced purchase price. If lasmiditan is approved in the territory, Ildong will pay to the Company a purchase price per unit calculated as a percentage (ranging from 31.5% to 36.5%) of the net sales of lasmiditan in the territory. The reduced percentage in the early years of distribution is due to the receipt by the Company of the $1.5 million non-refundable upfront payment; the Company places a nominal value on the license portion of this upfront payment. Since the Company is providing this reduced percentage to Ildong, it intends to recognize the upfront payment in revenue as product is sold to Ildong. In the event the Company has no further obligations under this agreement prior to the date regulatory approval is obtained, the Company would at that time recognize this upfront payment in revenue since no product for commercial sale would be delivered. The Company wishes to clarify that the initial and milestone payments under the Ildong agreement will not offset future contractual payments from Ildong, rather, the reduced purchase price is what the Company previously referred to as an “offset.”

To date, the Company has not supplied Ildong with any product. When product is supplied in the future for clinical trials, Ildong will pay the Company an amount equal to its fully burdened manufacturing cost (or its fully burdened cost of goods if lasmiditan is obtained from a third-party supplier for such trials), plus 5% per tablet of lasmiditan. The revenue from the sale of this product to Ildong for use in clinical trials will be accounted for as revenue in the Company’s statements of operations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 106 and F-21 of Amendment No. 3.

Note 8: Subsequent Events, page F-22

2.	We note your response to our prior comment # 24 in your correspondence dated April 17, 2015. Tell us the amount to be recorded as an adjustment to the earnings available to common stockholders and how you determined that amount.

Company Response: The exchange of Series A preferred stock and Series B preferred stock resulted in a net gain of $4.8 million attributable to common stockholders. With the assistance of a valuation specialist, the Company determined the fair value of the Series A preferred stock and Series B preferred stock at the transaction date in January 2015 and compared that amount to the book value of Series A preferred stock and Series B preferred stock at that date in order to determine the amount of the adjustment. The fair value and book value of the Series A preferred stock at the transaction date in January 2015 was $15,595,947 and $15,388,287, respectively. The fair value and book value of the Series B preferred stock at the transaction date in January 2015 was $29,884,730 and $34,890,584, respectively.

In connection with the Series C preferred stock issuance in January 2015, the Company modified the terms of the Series A preferred stock and Series B preferred stock and the modifications were sufficiently substantial that the Company determined to treat the issuance of the Series A preferred stock and Series B preferred stock as an extinguishment of the existing Series A preferred stock and Series B preferred stock; therefore, the amount of the adjustment was calculated as set forth above. An unaudited summary of the entries is set forth below:

	Debit	Credit
Series B preferred stock	$5,005,854
Series A preferred stock		$207,660
Accumulated deficit		$4,798,194

Please do not hesitate to call me at (612) 766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

Enclosures

Jeffrey P. Riedler

April 23, 2015

cc:

U.S. Securities and Exchange Commission

Preston Brewer

Lisa Vanjoske

Sharon Blume

CoLucid Pharmaceuticals, Inc.

Thomas P. Mathers, Chief Executive Officer

Matthew D. Dallas, Chief Financial Officer

Latham & Watkins LLP

Peter N. Handrinos

Nathan Ajiashvili